SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Fiverr International Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M4R82T106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Shai Wininger

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,682,622

	6	Shared Voting Power

	7	Sole Dispositive Power 1,682,622

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,682,622

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 5.3%

12	Type of Reporting Person IN

Item 1.
	(a)	Name of Issuer: Fiverr International Ltd. (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices: 8 Eliezer Kaplan St, Tel Aviv 6473409, Israel.

Item 2.
	(a)	Name of Person Filing: Shai Wininger is hereinafter referred to as the “Reporting Person.”
	(b)	Address or Principal Business Office: The address of the Reporting Person is Givat Hagan 27, Kerem Maharal 3084000, Israel.
	(c)	Citizenship of each Reporting Person is: The Reporting Person is a citizen of Israel.
	(d)	Title of Class of Securities: Ordinary Shares, no par value (“Ordinary Shares”).
	(e)	CUSIP Number: M4R82T106

Item 3.
Not applicable.

Item 4.	Ownership.
The ownership information below represents beneficial ownership of Ordinary Shares of the Issuer as of February 14, 2020, based upon 31,784,677 Ordinary Shares outstanding as of June 20, 2019.

(a)-(c)

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Shai Wininger	1,682,622	5.3%	1,682,622		1,682,622

Shai Wininger has the sole power to vote and dispose of 1,682,622 Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

/s/ Shai Wininger
Shai Wininger